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May 6, 2002



VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

            RE: NeoMedia Technologies, Inc.
                Form S-3 Registration Statement Filed on February 12, 2001 File No. 333-55418
                ----------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), NeoMedia Technologies, Inc., a Delaware corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (collectively, the "S-3 Registration Statement"). The Registration Statement was not declared effective. No shares of the Registrant's capital stock were offered or sold pursuant to the S-3 Registration Statement. The Company is withdrawing the S-3 Registration Statement in accordance with the Commission's request that the Registrant register the shares of its capital stock which it intended to offer pursuant to the S-3 Registration Statement on a Form S-1. The Registration Statement was first filed with the Commission on February 12, 2001.

         In accordance with the above-referenced Rule, it is the Registrant's understanding that this application will be deemed granted at the time of filing unless it is notified to the contrary by the Commission within fifteen calendar days after the filing. Please direct any questions regarding this request to my attention at (941) 337-3434.

                             Very truly yours,



                             /s/ Charles T. Jensen
                             ---------------------------------------------
                             Charles T. Jensen
                             Chief Financial Officer